Points International Reports Record Preliminary Full Year 2019 Financial Results

Points Expects to Close the Year with Record Fourth Quarter Gross Profit and Adjusted EBITDA

Strong Momentum Carrying into 2020

Full Q4 & 2019 Financial Results to be Issued on March 4, 2020

TORONTO - January 21, 2020 - Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is providing a preliminary update on its fourth quarter and full-year 2019 financial results.

Fourth-quarter 2019 gross profit1 is expected to be between $17.3 and $17.7 million, with adjusted EBITDA2 ranging between $6.8 and $7.2 million, each quarterly records. These expected results compare to $14.1 million of gross profit and $5.0 in adjusted EBITDA in the fourth quarter of 2018.

For the full year, Points expects 2019 gross profit3 to range between $59.2 and $59.6 million, with adjusted EBITDA ranging between $21.1 and $21.5 million, both metrics within the company's previously issued annual guidance range.

"We are very pleased to have closed out 2019 with an exceptional fourth quarter and expect to report quarterly records in both gross profit and adjusted EBITDA," said CEO Rob MacLean. "We continue to drive this performance by executing on our three core growth drivers - building robust pipelines and signing new partnerships, up-selling and cross-selling existing partnerships, and driving growth in existing services through advanced data analytics and automated marketing initiatives. To further accelerate growth over the mid-term, we remain focused on additional initiatives to expand into new geographies and verticals, while actively pursuing strategic partnerships or appropriate acquisitions to complement and enhance our already robust capabilities.

"With multiple levers to drive growth and profitability, we look forward to carrying our momentum into 2020 and delivering on our long-term goal of exiting 2022 with gross profit in the high-$90 million range and adjusted EBITDA in the mid-$40 million range."

Points will report final fourth-quarter and full-year 2019 results and issue its 2020 outlook on March 4, 2020.

1 Gross profit is defined as total revenue less the direct cost of revenue. Gross profit is considered by management to be an integral measure of financial performance and represents the amount of revenues retained by the Company after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.

2 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, finance costs and equity-settled share-based compensation and other one-time costs or benefits such as a tax rebate related to prior periods) is considered by management to be a useful supplemental measure when assessing financial performance. Management also believes that adjusted EBITDA is an important indicator of the Company's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

3 Full-year gross profit adjusted for $6.0 million tax rebate related to prior years recorded in direct cost of revenue in the second quarter of 2019.

About Points International Ltd.

Points, (TSX: PTS) (NASDAQ: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service, which offers earn and redemption opportunities via third-party or loyalty channels; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto, with offices in San Francisco, London, Singapore, and Dubai.

For more information, visit company.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, our expected performance for the full year and the fourth quarter of 2019, our ability to deliver on our long-term goals for 2022, our ability to sign and launch new loyalty program partnerships, our ability to sell additional products and services to existing loyalty program partner, our core growth strategies, and our initiatives to expand into new geographies and verticals. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and products and cross-sell existing partners is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company's underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company's performance and in making decisions about ongoing operations. In addition, we use certain non-GAAP measures to determine the components of management compensation. We believe that these measures are also used by investors as an indicator of the Company's operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

The Company will provide a full reconciliation of these non-GAAP measures when the Company reports its fourth-quarter and full-year 2019 results on March 4, 2020.

Investor Relations Contact

Sean Mansouri, CFA or Cody Slach

Gateway Investor Relations

1-949-574-3860

IR@points.com